Exhibit 99.4

ENERFLEX LTD.

Report of Voting Results Pursuant to Section 11.3 of

National Instrument 51-102 – Continuous Disclosure Obligations

The following matters were voted on at the annual meeting of shareholders of Enerflex Ltd. (“Corporation”) held on May 2, 2023 (the “Meeting”). The total number of common shares represented by shareholders present in person and by proxy at the Meeting was 97,676,295 common shares, representing 78.9% of the Corporation’s outstanding common shares. Ballots were conducted on each matter.

	Description of Matter	Outcome of the Vote	Votes For	Votes Withheld/ Against

1.	Each of the following ten nominees was elected to serve as a director of the Corporation:

	Fernando R. Assing	Passed	94,836,548	193,550
			(99.8%)	(0.2%)
	Maureen Cormier Jackson	Passed	94,847,575	182,523
			(99.8%)	(0.2%)
	W. Byron Dunn	Passed	85,300,130	9,729,968
			(89.8%)	(10.2%)
	Laura Folse	Passed	89,851,429	5,178,669
			(94.6%)	(5.4%)
	James Gouin	Passed	94,951,354	78,744
			(99.9%)	(0.1%)
	Mona Hale	Passed	94,863,618	166,480
			(99.8%)	(0.2%)
	Kevin J. Reinhart	Passed	89,921,803	5,108,295
			(94.6%)	(5.4%)
	Marc E. Rossiter	Passed	94,885,745	144,353
			(99.9%)	(0.1%)
	Juan Carlos Villegas	Passed	89,736,117	5,293,981
			(94.4%)	(5.6%)
	Michael A. Weill	Passed	88,790,863	6,239,235
			(93.4%)	(6.6%)

2.	Ernst & Young LLP, Chartered Professional Accountants, were reappointed as auditors of the Corporation for the ensuing year at a remuneration to be fixed by the directors of the Corporation.	Passed	96,930,884 (99.2%)	745,411 (0.8%)

3.	An advisory resolution was passed to accept the Corporation’s approach to executive compensation.	Passed	70,850,697 (74.6%)	24,179,401 (25.4%)